Room 4561

	September 9, 2005

Mr. Francis J. Alfano
Chief Executive Officer
MTM Technologies, Inc.
850 Canal Street
Stamford, Connecticut 06902

Re:	MTM Technologies, Inc.
	Registration Statement on Form S-3 filed August 16, 2005
	File No. 333-127587

Dear Mr. Alfano:

      This is to advise you that we have limited our review of the above registration statement to the matters addressed in the comments below. No further review of the registration statement has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Registration Statement Facing Page

1. Your registration statement facing page indicates that you are registering an aggregate of 10,922,863 shares of common stock.
The
remainder of your filing, however, states that you are registering an aggregate of 9,384,402 shares of common stock for resale. Please revise as appropriate.

The Company, page 4

2. We note your disclosure starting at the bottom of page 5 that discusses the Pequot/Constellation Purchase Agreement and the option to purchase convertible promissory notes that could, after shareholder approval, be convertible into Series A-4 and A-5 Preferred Stock and related warrants. Your subsequent disclosure in the third full paragraph on page 6 states that after the July 7,
2005
sale of preferred stock and warrants, no further Series A-4
Preferred
Shares or Warrants are issuable under such purchase agreement. Please revise to clarify whether the options referenced above remain outstanding or whether they have been exercised or otherwise terminated. If the options were exercised, ensure that your revised disclosure clearly indicates whether the promissory notes were converted to preferred shares and warrants and, if so, when such conversion occurred. Further, please revise to clarify the significance of the disclosure set forth in the second full paragraph on page 6 of your prospectus and how it relates to the current status of the options referenced above. The current disclosure appears confusing as it discusses a contractual clause that seems to have been rendered moot by the sale of second tranche notes on March 11,
2005.

Risk Factor

Pequot could be deemed our controlling shareholder..., page 22

3. We note that the subheading of this risk factor indicates that Pequot "could be deemed" your controlling shareholder and that the text of the risk factor indicates that Pequot currently holds approximately 50% of the voting power of your outstanding securities.
However, your Form 10-K indicates that Pequot beneficially owns approximately 70.5% of your securities and it appears from page 26 of your registration statement that Pequot currently beneficially owns well over 50% of your stock. Additionally, the disclosure in the footnotes to the selling securityholders table indicates that two Pequot representatives currently serve on your board.
Accordingly,
please comprehensively revise this risk factor to provide prominent disclosure of Pequot`s holdings and its relationship with the company. Finally, given what appears to be a controlling interest in your company, consider revising your prospectus summary to disclose
Pequot`s relationship with the company.

Selling Securityholders, page 26

4. Please revise this section to provide a description of the material terms of the Series A-4 preferred stock and the warrants for shares of your common stock.

5. We note from the front cover page of the prospectus that the registration of 9,384,402 shares of common stock consists of 7,845,941 shares issuable upon conversion of Series A-4 preferred stock and 1,538,461 shares issuable upon exercise of outstanding warrants. Such securities appear to have been sold to the selling securityholders pursuant to the purchase agreement dated December 7,
2004 per your disclosure starting on page 5. However, your disclosure on page 5, as well as the disclosure in footnote 2 to the selling securityholders table, indicates that 7,692,407 shares of Series A-4 preferred stock were sold in transactions pursuant to the
Pequot/Constellation Purchase Agreement. Please reconcile the difference between the 7,845,941 shares of common stock underlying the Series A-4 preferred stock being registered and the 7,692,407 shares of Series A-4 preferred stock previously sold.


*              *              *              *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile

	E. Ann Gill, Esq.
	Thelen Reid & Priest LLP
	875 Third Avenue
	New York, New York 10022
	Telephone: (212) 603-2000
	Facsimile:  (212) 603-2001